Part I: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

☒ Yes ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following business units of JPMS are able to enter or direct the entry of firm orders into a JPMS algorithmic trading strategy or JPMS' smart order routing technology (collectively, the "algorithms/SOR"). As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of firm orders and trading interest in the form of conditional orders (collectively, "Firm/Conditional Orders") into JPB-X (using the "JPMS" MPID). The business units may enter or direct the entry of Firm/Conditional Orders in the capacities listed below. Note, references to principal activity may include executing principally for clients on a riskless principal basis:

1. The Over-the-Counter ("OTC") Listed International Sales and Trading unit of JPMS, which trades on an agency, riskless principal, or principal basis and primarily (i) facilitates client trading, including high-touch, electronic and portfolio trading, and hedges and/or unwinds the resulting risk and (ii) acts as a market maker or block positioner in U.S. and non-U.S. equities, equity listed options, OTC options, equity swaps, exchange-traded funds, preferred stocks, credit products, and equity structured products. The OTC Listed International Sales and Trading unit includes the following trading desks:
(i)   Americas Execution Services, which primarily handles domestic high touch equity orders on a principal or agency basis via coordination with the Firm's block trading desk, proprietary DMA connectivity, and/or other market access tools;
(ii)   Americas Credit Indices, which trades on a principal basis in credit derivatives, fixed income, commodities, and currencies ETFs, and associated hedges and/or unwinds of the residual risk using, among others, listed equity, options, rates, and futures;
(iii)   ~~Block Liquidity Management, which books block transactions with clients on a principal or agency basis;~~
(iv~~iii~~)   Central Liquidity Book, which manages firm positions, including client facilitations on a principal basis;

(~~v~~iv)	Convertible Trading, which trades equities, futures, convertible corporate bonds and equity preferreds and convertible preferreds on a principal or agency basis;

(~~vi~~v)	Corporate Trading, which trades equities, futures, equity listed options, equity OTC options, equity swaps, and equity structured products and facilitates open market activities for corporate clients on a principal basis;

(~~vii~~vi)	Electronic Client Solutions Trading, which on a principal or agency basis, primarily coordinates customer access to, and the monitoring and support of, JPMS direct-to-market (including agency-only direct to JPB-X), and algorithmic/SOR trading products;

(~~viii~~vii)	Equity Finance Trading, which finances client and counterparty equity positions through swap transactions on a principal basis;

(~~ix~~viii)	Exchange Traded Fund ("ETF") Flow, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange-listed ETF securities, acts as a block positioner in certain U.S. exchange-listed ETF securities, and engages in domestic and international creation/redemptions of ETFs, basket swaps, passive index arbitrage, term swaps, and put/call combos;

(~~x~~ix)	Exotic, which trades equities, futures, equity listed options, exotic equity options, equity swaps, and equity structured products on a principal basis;

(~~xi~~x)	FICC ETF, which, on a principal or agency basis, conducts and facilitates customer trading in U.S. exchange listed ETF securities. In addition, the desk also acts as a block positioner in certain U.S. exchange listed ETF securities and its activity also includes domestic and international creation/redemption of ETF's, basket swaps, passive index arb, term swaps, and put/call combinations;

(~~xii~~xi)	Flow Index, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products on a principal or agency basis;

(~~xiii~~xii)	Franchise, which ~~primarily~~<u>books block transactions with clients on a principal or agency basis and</u> conducts and facilitates customer trading, on both an agency and a principal basis, in U.S exchange-listed, OTCBB, and pink sheet securities and also acts as a market maker or block positioner in certain U.S. exchange-listed, OTCBB, and pink sheet securities;

(~~xiv~~xiii)	High Grade Credit Trading, which, on a principal basis, facilitates client flow in fixed income products, including Preferred Equities, and hedges and/or unwinds resulting in risk, including ETF hedging;

(~~xv~~xiv)	High Yield Loan Trading Distressed, which trades on a principal basis and provides liquidity and risk management services to different clients in fixed income products and unlisted equity, and may hedge and/or unwind the residual risk using, among others, listed equity, options, futures and ETFs (bonds and equity);

(~~xvi~~xv) International Trade, which primarily conducts and facilitates customer trading on both an agency and a principal basis in international securities (both ADRs and "locals") and acts as a market maker or block positioner in certain ADRs;

(~~xvii~~xvi)   North America Delta One Swap, which engages in financing client and counterparty swap transactions related to custom baskets and ETFs, facing institutional clients on swaps, and hedging the client swaps by executing in the market and with counterparties on a principal basis;

(~~xviii~~xvii)   Program Trading, which primarily trades baskets on a principal or agency basis and handles G-VWAP baskets, and a blind risk bid orders for clients;

(~~xix~~xviii)   Program Trading Risk, which primarily manages risk associated with client facing program trading risk transactions on a principal basis; and

(~~xx~~xix) Single Stock Flow Volatility, which trades equities, equity indices, futures, equity listed options, equity vanilla OTC options, swaps, and equity structured products on a principal or agency basis.

2.   Equity Finance, which may, on a principal basis, buy or sell stocks in connection with its facilitation of stock borrows and loans; and

3.   WMIS, which handles order flow derived from Wealth Management business lines on an agency basis and is able to source liquidity from other units of the JPMS equities business that in turn are able to access JPB-X via the algorithms/SOR as described above.

b.   If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

☒ Yes   ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

c.   Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

☐ Yes   ☒ No

If yes, respond to request in Part III, Item 16 of this form.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 12/23/2024 11:31:08 AM	
Style name: Default Style	
Intelligent Table Comparison: Active	
Original DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/101755948/2	
Modified DMS: iw://jpmc.cloudimanage.com/AMER_ACTIVE/101755948/3	
Changes:	
Add	18
Delete	19
Move From	0
Move To	0
Table Insert	0
Table Delete	0
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	37